Vitamin Shoppe, Inc.
300 Harmon Meadow Blvd., Secaucus, NJ 07094

VIA EDGAR AND FEDERAL EXPRESS

October 18, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: James Allegretto, Senior Assistant Chief Accountant, Office of Consumer Products

Re:
Vitamin Shoppe, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
Form 10-Q for Fiscal Period Ended July 1, 2017
Filed August 9, 2017
File No. 001-34507

Dear Mr. Allegretto:

This letter is our response to the letter, dated September 27, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to Vitamin Shoppe, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2017 (the “Form 10-Q”).
Based on our review of the Staff’s comments and as indicated in our responses below, we believe that our disclosure is in compliance in all material respects with the applicable requirements and that the Form 10-K and Form 10-Q are not materially inaccurate or misleading and therefore, no amendment to the Form 10-K and Form 10-Q is necessary.
For your convenience, the text of the Staff’s comments is set forth in bold followed by the Company’s responses. The headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2016
Financial Statements
Note 8. Credit Arrangements, page 74

1.
We note your disclosure that your credit facility contains certain covenants which may restrict your ability to pay dividends and make certain other restricted payments. Please tell us how you considered the disclosure requirements of Rule 4-08(e) and Schedule I of Regulation S-X.

Response 1:
Our credit facility includes various restrictions related to the payment of dividends both within the consolidated group as well as from the registrant to its shareholders. However, these restrictions are primarily related to circumstances where there is a Default or Event of Default (as defined in the credit agreement), or if certain required financial conditions are not met. None of these events have occurred and to date the Company has been able to meet these financial conditions and therefore there were no material restrictions on our ability to pay dividends during the periods covered by the financial statements. As a result, the disclosure requirements of Rule 4-08(e) and Schedule I of Regulation S-X were not applicable. The Company does not expect that any such restrictions in its ability to pay dividends will occur in the foreseeable future. However, should such restrictions trigger disclosure requirements in the future, we will include them as applicable.

Form 10-Q for the Fiscal Period Ended July 1, 2017
Financial Statements
Note 3. Goodwill and Intangible Assets, page 10

2.
We note from your disclosures that you recorded $164.3 million of impairment charges on the goodwill associated with your retail reporting unit during the quarter ended July 1, 2017. We also note your disclosure in Management’s Discussion and Analysis on page 20 that after recognition of the goodwill impairment charges, the carrying value of the retail reporting unit is equal to its fair value and all remaining goodwill is allocated to your retail reporting unit. It appears that at July 1, 2017 based on the price of your common stock as of June 30, 2017, the net book value of your stockholders’ equity exceeded your market capitalization by approximately $18.0 million. In order to help us understand how you determined the fair value of your retail reporting unit, please address the following comments related to your interim goodwill impairment test:

• You indicate that you used a discounted cash flow analysis method (income approach) along with the market multiples method (market approach) which you used for additional validation of your fair value calculations. Please tell us whether you weighted both the income and market approaches in developing the fair value of your reporting unit. If so, tell us the relative weighting you used for each approach and how you determined such weighting was appropriate. Tell us whether there would have been any change in your impairment analysis had you solely used a market or income approach or had you changed the relative weighting.

• Tell us the material assumptions you used in estimating future cash flows, including the discount rate. Ensure your response addresses how you determined each of the assumptions utilized was appropriate.
• Describe for us the principal market and the market participants selected in your market approach. Indicate in your response the range of multiples by type of company and how you concluded the multiple used was the most applicable multiple to value your reporting unit. Tell us whether you made any adjustments to the multiple(s) selected for comparability.
• Please provide us with a reconciliation of the fair value of your reporting units to your market capitalization. If applicable, provide support for any control premiums. Refer to ASC 350-20-35-22 and -23.
Response 2:
Response to first bullet point:
Using the assistance of a third-party valuation firm, we considered a discounted cash flow analysis method (income approach) and the market multiples method (market approach) in determining the estimated fair value of our retail reporting unit. In assessing the market approach by reviewing the recent and estimated EBITDA margins and revenue trends of the guideline public companies through their historic and forward multiples, there was a significant amount of variation, which resulted in a fair degree of subjectivity in the selection of the multiples. As a result, we determined that weighting 100% to the income approach was the most appropriate approach for determining the fair value of the retail reporting unit as we concluded that the income approach better captured the retail reporting unit’s estimated long-term operating performance. As a reference point, the unadjusted total invested capital (excluding cash) under the market approach was 10% higher than the unadjusted total invested capital (excluding cash) under the income approach. Assigning a 50% weighting to the market approach would have reduced the goodwill impairment by approximately $18.0 million.
Response to second bullet point:
The material assumptions used in estimating future cash flows were the five-year financial forecast developed internally by management, the terminal growth rate and the weighted average cost of capital (discount rate) based on market participant assumptions and current market data.
The five-year financial forecast is reviewed in detail by our Chief Financial Officer, with additional oversight provided by our Chief Executive Officer and our Non-executive Chairman and a summary of the five-year financial forecast was provided to the Company’s Audit Committee. This financial forecast includes assumptions regarding Sales and EBITDA. In addition, this financial forecast includes assumptions regarding the effectiveness and cadence of current and future sales and costs initiatives.
The terminal growth rate of 2.0% was selected based on the consideration of the growth in the U.S. vitamin and nutritional supplement industry, long-term inflation expectations in the U.S. and management’s expectation of a normalized growth rate of the retail reporting unit.
The weighted average cost of capital (discount rate) analysis considered guideline public companies which were selected based on their comparability in business operations and other factors to our retail reporting unit. The guideline public companies include actively traded U.S. companies. In addition, our weighted average cost of capital rate of 12.0% includes a company specific risk premium.

This premium accounts for the risk in the achievability of the forecasts and for implementation risk associated with the revenue initiatives and price improvements that the Company has forecasted.
Response to third bullet point:
The principal market for the retail reporting unit was identified as the U.S. market given the retail reporting unit’s presence primarily in the U.S. The market participants were identified as buyers within the U.S. Guideline public company comparables were selected by looking at listed companies primarily in the supplements/vitamin market in the U.S., and also the wider U.S. retail market. The retail market was included, as these could be potential market participants interested in acquiring the retail reporting unit, and also due to lack of sufficiently good guideline public companies due to limitations in identifying publicly traded companies that operate exclusively in the supplement/vitamin retail space. Accordingly, our guideline public company comparables included GNC Holdings, Inc., Natural Grocers by Vitamin Cottage, Inc. as well as Vitamin Shoppe, Inc. itself, as the ‘most’ comparable within the principal market.  We also incorporated AMCON Distributing Company, Rite Aid Corporation, The Kroger Co. and Whole Foods Market, Inc. to our guideline public company comparables as part of the wider retail industry.  In addition, Nutrisystem, Inc. was also included to reflect direct to consumer online sales.
We reviewed the financial performance of the selected guideline public companies and compared their performance, as it relates to expected revenue growth, expected profitability and size, to that of the retail reporting unit as part of the process of selecting the multiples.  We analyzed the EBITDA and revenue multiples and relied on the EBITDA multiple given that the EBITDA is a more holistic and reasonable representation of the performance and value driver - particularly given an environment of shifting / divergent margins. As noted above, only a limited number of public companies would be significantly comparable to the retail reporting unit due to its unique business nature. Therefore we considered not only the range of revenue growth and EBITDA margins presented by all the guideline public companies selected, but also specifically paid attention to GNC Holdings, Inc. and Natural Grocers by Vitamin Cottage, Inc. considered the ‘most’ comparable; in addition to the market indicators for Vitamin Shoppe itself.
We noted that 2017 EBITDA multiples for these ‘most’ comparable ranged from 4.5x to 8.2x, with the retail reporting unit presenting itself at the low end of the indicated range in terms of financial metrics / performance, which also coincides with the low end of the multiple range for the overall set of guideline public company comparables. In addition, we noted that within the low end of the range of the multiples for the guideline public company comparables, the range of historical and future estimated multiples were relatively flat. As a result, we used the same EBITDA multiple of 4.5x for 2017 and 2018.
As noted above, the market approach did not provide us with a sufficient level of comfort and accordingly while we evaluated the market approach as a reference point, we did not place any weight on the market approach in the determination of the fair value of the retail reporting unit.

Response to fourth bullet point:

Market Capitalization Reconciliation
(USD in thousands)
Value of stockholders' equity	As of July 1, 2017	2 weeks trailing	Average of 2 weeks before and 2 weeks after July 1, 2017

Stock price	$ 11.65	$ 10.97	$ 11.02
Common shares outstanding (in thousands of shares)	23,821.8	23,821.8	23,821.8
Total market value of equity (minority, marketable basis)	$ 277,524.4	$ 261,325.6	$ 262,516.6

Indicated total equity
Retail reporting unit - Fair value	$ 246,000.0	$ 246,000.0	$ 246,000.0
Manufacturing reporting unit - Calculated value	34,000.0	34,000.0	34,000.0
Indicated fair value of equity (control, marketable basis)	$ 280,000.0	$ 280,000.0	$ 280,000.0

Implied control premium	0.9%	7.1%	6.7%

The results of the market capitalization reconciliation yielded an implied control premium that ranged from 1% to 7%. This control premium range falls within the low range of premiums paid on individual transactions during the last five years within the Personal Products, Pharmaceutical Products, Non-Prescription Drugs and Pharmaceutical Contract Manufacturing Services industries, which typically yield an implied control premium of approximately 25%.
The resulting implied control premium is on the low end of the range indicated by market data, which highlights the uncertainty surrounding the business and the Company’s stock price. We believe this was because the market was unaware of the risk associated with the forecasts given new guidance was in development and not yet publicly communicated. This explains the low implied control premium resulting from the valuation analysis.

3.
Please tell us what cautionary disclosures you provided regarding the potential for a material goodwill impairment charge in filings prior to this Form 10-Q, if any. To the extent prior disclosures were not provided, please explain why.

Response 3:
In the Critical Accounting Policies section of our Form 10-K, we provided cautionary language, including that “Our annual impairment review requires extensive use of accounting judgment and financial estimates. Future events could cause us to conclude that impairment indicators exist, and therefore that goodwill and other intangible assets may be impaired. The valuation of goodwill and indefinite-lived intangible assets is affected by, among other things, our business plan for the future and estimated results of future operations. Changes in the business plan, operating results, or application of alternative assumptions that are different than the estimates used to develop the valuation of the assets may materially impact their valuation.” More specific cautionary language was not included because the fair values of each of our reporting units with goodwill substantially exceeded their respective carrying values at that time.

Further cautionary language was not included in our Form 10-K or in our Form 10-Q for the quarterly period ended April 1, 2017 based on the following facts and circumstances.
The results of our annual goodwill impairment test completed in the fourth quarter of 2016 resulted in a substantial excess, approximately 78%, of fair value over book value of the retail reporting unit. Total comparable net sales for January and February 2017 (as adjusted for the change in our loyalty program from annual vouchers to quarterly vouchers) were in line with the total comparable net sales for the fiscal fourth quarter of 2016 as well as with the baseline sales assumptions in our long range forecast as of the fiscal fourth quarter of 2016. Our total comparable net sales for March and April 2017 then decreased, primarily in the sports nutrition category. This decrease was thought to be the result of a significant increase in the advertising and promotional spending of one of our primary competitors. We assumed this increased level of advertising and promotional spending to be temporary as it appeared to be unsustainable. We did not believe this temporary impact was significant enough to trigger an impairment because of the significant excess of fair value over book value.
On May 10, 2017, we filed our Form 8-K earnings release for the quarterly period ended April 1, 2017, in which we lowered guidance for fiscal 2017 as a result of the temporary impacts realized in March and April, and also filed our Form 10-Q for the quarterly period ended April 1, 2017. The temporary decline impacted the current year, but not the long-term plan. In our Form 10-Q for the quarterly period ended April 1, 2017, we disclosed in the Trends and Other Factors Affecting Our Business section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations, “We also have observed more competition in our assortment pricing and promotional strategy to increase our market share. Recently, such trends are most evident with products included in the sports nutrition category”. The closing share price on May 9, 2017 was $19.00 and the closing share price on May 10, 2017 was $12.70.
Total comparable net sales for May and June 2017 were lower than the rates experienced in March and April 2017. We observed more competition in our assortment, and more competitive pricing and promotional strategies by competitors and increased levels of marketing spending. As a result of the changed market conditions, which were starting to appear to be more than temporary, and the Company’s updated initiatives for fiscal 2017, the Company again revised the outlook for fiscal 2017 and updated its long range plan to reflect its operations in this increasingly competitive environment. Based on these factors and the significant reduction to the Company’s market capitalization beginning on May 10, 2017, the Company concluded that an impairment trigger had occurred for the retail reporting unit during its fiscal second quarter ended July 1, 2017.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 23

4.
We note your disclosure on page 34 in your December 31, 2016 Form 10-K that during Fiscal 2016 you performed a quantitative analysis of your retail and direct reporting units and determined that the fair values of those reporting units substantially exceeded their respective carrying values. We also note that during Fiscal 2017 due to your increased focus on customer centric initiatives and being an omni-channel, these former reportable segments were combined along with your disclosure herein that there have been no material changes in your critical accounting policies or estimates reported in your Fiscal 2016 Form 10-K. We further note that you recorded a goodwill impairment charge of $164.3 million during 2017 in your retail reporting unit as well as impairment of long- lived assets discussed on page 21, negative trends in your results of operations and continuing declines in the price of your common stock and market capitalization. Given that the carrying value of goodwill of your retail reporting unit is equal to its fair value and you have a significant amount of goodwill remaining on your balance sheet, please tell us how you considered disclosing:
• the key assumptions used in determining impairment losses,
• how the key assumptions were determined,
• a discussion of the degree of uncertainty associated with key assumptions, and
• a description of potential future events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and result in additional impairment.
Any disclosures should be provided with a view toward ensuring that investors are provided with information that allows for an assessment of the probability of additional future material impairment charges. If you believe these disclosures are not necessary, please tell us why in your response or consider disclosing this information in future filings. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.
Response 4:
Throughout our Form 10-K and our Form 10-Q, the Company has disclosed its key assumptions pertaining to its evaluation of goodwill as well as the fact that such assumptions are based on estimates and the judgments of management. The Company also disclosed, in these filings, conditions in the industry and market in which it operates which may pose challenges to the Company’s current and future financial performance.
The Company acknowledges the Staff’s comment and we respectfully propose to include appropriate enhancements to our Goodwill and Other Intangible Assets Critical Accounting Policy in our third quarter Form 10-Q, as applicable, dependent upon the related facts and circumstances. Such disclosures will be provided so that investors are provided with information that allows for an assessment of the probability of additional future material impairment charges.
On August 9, 2017, we filed our Form 10-Q and a Form 8-K earnings release for the quarterly period ended July 1, 2017, in which we lowered guidance for the remainder of fiscal 2017. The closing share price on August 8, 2017 was $9.60 and the closing share price on August 9, 2017 was $6.10. Since August 9, 2017, the share price of the Company’s common stock has remained at or below this level. Based on this sustained decrease in share price, the Company has concluded that an impairment trigger has occurred and is in the process of its interim impairment evaluation of goodwill and other intangible assets. The disclosures in our third quarter Form 10-Q will conform to the applicable critical accounting policy requirements based on the outcome of our interim impairment evaluation.
We trust that the foregoing addresses each of your comments. We respectfully request an opportunity to discuss this response letter further with the Staff if, following your review of this information, the Staff does not concur with our views.
Should you have any additional questions or comments, please contact me at 201-552-6123.

Very truly yours,

Vitamin Shoppe, Inc.

/s/ Brenda Galgano
Name: Brenda Galgano
Title: EVP and Chief Financial Officer